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                           October 17, 2023

       Runzhe Zhang
       Chief Executive Officer
       LZ Technology Holdings Limited
       No. 59-2, Wanghai Street, Siming District,
       Xiamen, Fujian Province, 361008
       People   s Republic of China

                                                        Re: LZ Technology
Holdings Limited
                                                            Amendment 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
2, 2023
                                                            CIK No. 0001967397

       Dear Runzhe Zhang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 18, 2023 letter.

       Amendment 1 to Draft Registration Statement on Form F-1 submitted October 2, 2023

       Commonly used defined terms, page ii

   1. We note your response to prior comment 1. Please revise to remove your exclusion of
                                                        Hong Kong and Macau
from your definition of the laws and regulations of the PRC.
       Management's discussion and analysis of financial condition and results of operations
       Overview, page 53

   2. We note your response to prior comment 6. Please disclose the period over which you have installed 73,717
of the company   s access control screens.
 Runzhe Zhang
LZ Technology Holdings Limited
October 17, 2023
Page 2
Key Factors That Affect Operating Results, page 54

3. You state in your response to our prior comment 8 that your management has not used any key variables or other metrics in managing your business or making strategic decisions.
         We also note your disclosure on page 1 that you track the number of monitors installed, number of operational cities, communities served, and number of households served. To the extent management utilizes these metrics in evaluating the business, revise to disclose this data for each period presented. To the extent management does not use these metrics in evaluating the business, provide a discussion regarding whether these metrics are material or meaningful to investors in understanding your business. Business, page 84

4. We note your response to prior comment 14. Please revise your disclosure to clearly state that the agreements with East Entertainment and Baidu expired in December 2022. In addition, to the extent you have not extended the agreements, discuss the impact of the expiration on your business.
Notes to Consolidated Financial Statements
Note 1. Organization and principal activities
(b) Reorganization, page F-7

5.       We note your response to prior comment 19. Please provide us with the following
         information as it is still not clear who controlled Lianzhang Portal prior to the share transfer to LZ Menhu:
             Provide the ownership and voting percentages of each of the individuals within
              Shareholders Group A and explain whether and how they vote as a group.
             Tell us who the individual(s) that are the executive directors of each of the three shareholders listed in (ii) of the response.
             Tell us whether Mr. Zhang Andong or his spouse have any voting or equity interests in the entities noted in (ii) and if so what are those
percentages.
             Provide the equity ownership and voting ownership interest in Lianzhang Portal of each of the three shareholders listed in (ii).
             Clarify whether the "remaining shareholders" noted in (iii) include the executive directors noted in (ii) or whether they are other shareholders.
6. We note you refer to Lianzhang Portal Internet Technology Co., Ltd as "Lianzhang
FirstName LastNameRunzhe Zhang
       Portal" on page F-7. However, throughout the rest of your filing and in your response, you
Comapany
       referNameLZ     Technology
             to Lianzhang          HoldingsTechnology
                           Portal Network   Limited Co., Ltd. as "Lianzhang
Portal." Please
Octoberexplain  thisPage
         17, 2023    apparent
                         2 inconsistency or revise.
FirstName LastName
 Runzhe Zhang
FirstName LastNameRunzhe   Zhang
LZ Technology  Holdings Limited
Comapany
October 17,NameLZ
            2023 Technology Holdings Limited
October
Page 3 17, 2023 Page 3
FirstName LastName
Note 3. Summary of significant accounting policies
(n) Revenue recognition
Out-of-Home Advertising, page F-12

7. Please revise your disclosures to explain that for each advertising schedule the fees are fixed and advertisements are displayed evenly over the term, consistent with what you note in your response to prior comment 21.
8. We note your response to prior comment 22. Please revise your disclosures to better describe how you determined you control the advertising services before they are released in arrangements where advertisements are displayed on channels provided by subcontractors.
Note 9. Short-term borrowings, page F-20

9. In your response to prior comment 25, you state that RMB95,790 million is equal to the number of devices sold and in your response to prior comment 27, you state the devices are presented as property and equipment. Please tell us and revise your disclosures to clarify where these "devices sold" are reflected, as the balance in machinery and equipment is only RMB45,614 million and RMB46,570 million as of December 31, 2021 and 2022, respectively. Also, as previously requested, tell us the journal entries recorded related to the devices.
10. Your response to prior comment 27 indicates that you consider these transactions to be debt financing; however, you disclose that the cooperators purchased the devices from the
         Group. Please further explain how you accounted for these arrangements considering they included the sale of property. Tell us what accounting guidance you considered in that regard, such as ASC 842-40. Also, explain the purpose of these arrangements, why they included the "sale" of these devices, and the terms under which ownership of the devices reverts back to the Group.
11. We note from your response to prior comment 26 that Tianjiu was responsible for brand promotion and seeking new cooperators, and their commission fees were determined based on the number of devices sold. Please revise your disclosures to incorporate this information. Further, explain to us why you believe the commission fees are financial expenses and not operating expenses.
Note 14. Equity, page F-28

12. We note your response to prior comment 29. As previously requested, please include disclosure here to provide a brief description of the company's equity upon incorporation and the subsequent changes prior to the share issuances on June 23,
2023.
 Runzhe Zhang
FirstName LastNameRunzhe   Zhang
LZ Technology  Holdings Limited
Comapany
October 17,NameLZ
            2023 Technology Holdings Limited
October
Page 4 17, 2023 Page 4
FirstName LastName
Note 17. Subsequent Events, page F-30

13. Please revise to disclose the bank borrowing obtained in September 2023, as disclosed on page 59, including the pertinent terms.
14. Please revise to disclose the date through which subsequent events have been evaluated and whether that date was the date of issuance or the date on which the financial statements were available to be used. Refer to ASC 855-10-50-1. Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at
202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Kevin (Qixiang) Sun, Esq.